Exhibit 99.1

Commercial in Confidence

To: All purported Shareholders of Global Cord Blood Corporation (In Provisional Liquidation) 6 August 2026 Dear Shareholders,	Grant Thornton Specialist Services (Cayman) Limited 3rd floor Century Yard, Cricket Square, PO Box 765, Grand Cayman, KY1-9006 Cayman Islands T +1 (345) 949 7100 F +1 (345) 949 7120
Global Cord Blood Corporation (In Provisional Liquidation) (the “Company”)
Cause No: FSD 108 of 2022 (DDJ)
Cayman Islands company number: 227732

Introduction
On 22 September 2022, the Grand Court of the Cayman Islands (“Court”) issued an order (“Court Order”) appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as Joint Provisional Liquidators (“JPLs”) of the Company pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.
JPLs’ First Fee Approval Application
Pursuant to the powers granted by the Court Order and the Company’s constitutional documents, the Company (acting by its JPLs) convened an extraordinary general meeting (“EGM”) for 16 April 2024 to consider ordinary resolutions to approve the JPLs’ fees and disbursements for the period 22 September 2022 to 30 September 2023 (“First Fee Approval Period”). The JPLs were unable to hold the EGM, or the subsequently adjourned EGM, as both were inquorate, ultimately as a result of a dispute concerning the Company’s register of members. Notwithstanding this, the Court approved the JPLs’ remuneration and disbursements for the First Fee Approval Period on 13 November 2024, following an application by the JPLs.
JPLs’ Second Fee Approval Application
The JPLs’ fees and disbursements for the period 1 October 2023 to 30 September 2024 (“Second Fee Approval Period”) were detailed in a report dated 10 February 2025. Following an application by the JPLs, the Court approved the JPLs’ remuneration and disbursements for the Second Fee Approval Period on 11 July 2025 and dispensed with the requirement to convene an EGM. Shareholders were informed of these events by way of publications on the SEC platform, accessible here:
•                            https://www.sec.gov/Archives/edgar/data/1467808/000092963825000650/form6k.htm
•                            https://www.sec.gov/Archives/edgar/data/1467808/000092963825002127/form6k.htm
JPLs’ Third Fee Approval Application
The JPLs are taking steps to seek Court sanction of their fees and disbursements for the period 1 October 2024 to 30 September 2025 (“Third Fee Approval Period”), which have been detailed in a further report dated 6 August 2026 (“Third Fee Report”).

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Commercial in Confidence

By virtue of the ongoing dispute as to the Company’s register of members, and to avoid the costs associated with convening an EGM (which the JPLs expect would be inquorate), the JPLs intend to seek orders from the Court dispensing with the requirement to hold an EGM in respect of the Third Fee Approval Period.
Should any shareholder wish to receive a copy of the Third Fee Report, we request that documentary evidence of their shareholding be submitted, together with their request, by email to GCBCJPLs@uk.gt.com.
The Third Fee Report provides shareholders with sufficient information to make an informed decision about the reasonableness of the remuneration incurred during the Third Fee Approval Period. The report should be read in conjunction with the JPLs’ quarterly reports issued during the relevant period, which are available on the Company’s website www.globalcordbloodcorporation.com/en_US/.
In the event that the Court dispenses with the requirement to hold an EGM, shareholders of the Company will still be afforded sufficient opportunity to raise any queries or concerns in relation to the Third Fee Report. In this regard, the JPLs invite any shareholders to submit enquiries by email to GCBCJPLs@uk.gt.com by no later than 28 August 2026.

Yours faithfully,
for and on behalf of
Global Cord Blood Corporation (In Provisional Liquidation)

/s/ John Royle

John Royle
Joint Provisional Liquidator of the Company by
Order of the Grand Court of the Cayman Islands

Grant Thornton Specialist Services (Cayman) Ltd 2